

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

John T. Hanson
Chief Financial Officer
Turtle Beach Corporation
11011 Via Frontera, Suite A/B
San Diego, CA 92127

   Re: Turtle Beach Corporation
     Registration Statement on Form S-3
     Filed August 6, 2018
     File No. 333-226622

Dear Mr. Hanson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications